Exhibit 3.1

QTS REALTY TRUST, INC.

AMENDMENT

TO

SECOND AMENDED AND RESTATED BYLAWS

Effective June 6, 2021, the Second Amended and Restated Bylaws of QTS Realty Trust, Inc., a Maryland corporation, as amended, are hereby amended by adding the following as new Article XVII after existing Article XVI:

“ARTICLE XVII

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought in the right or on behalf of the Corporation, (c) any action asserting a claim of breach of any duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or to the stockholders of the Corporation, (d) any action asserting a claim against the Corporation or any Director, officer, employee or agent of the Corporation arising pursuant to any provision of the MGCL (including, without limitation, Section 2-401 thereof), the Charter or these Bylaws or (e) any action asserting a claim against the Corporation or any Director, officer, employee or agent of the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.”